CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Net Element, Inc.

Miami, Florida

We hereby consent to the incorporation by reference in this Current Report on Form 8-K of Net Element International, Inc. of our of our report dated March 30, 2012 included in the Final Prospectus of Cazador Acquisition Corporation, Ltd. (Registration No. 333-182076) dated September 4, 2012, with respect to the consolidated balance sheets of Net Element, Inc. as of December 31, 2011 and December 31, 2010, and the related consolidated statements of operations, changes in stockholders’ deficiency in assets, and cash flows for the twelve months ended December 31, 2011 and the nine months ended December 31, 2010.

/s/ Daszkal Bolton LLP

Fort Lauderdale, Florida

October 4, 2012